Exhibit 99.2

October 20, 2026

To: Apex Critical Metals Corp.

Suite 400 - 570 Granville Street
Vancouver, British Columbia, V6C 3P1, Canada

Consent of Expert

Reference is made to the preliminary prospectus supplement (the "Preliminary Prospectus Supplement") to the Registration Statement on Form F-10 of Apex Critical Metals Corp., dated August 10, 2026, and any subsequent prospectus supplements relating to the offering of securities to which the Preliminary Prospectus Supplement relates (collectively, the "Prospectus Supplement"), filed with the United States Securities and Exchange Commission pursuant to the United States Securities Act of 1933, as amended.

I, Jeremy Hanson, P. Geo, hereby consent to the references in the Prospectus Supplement to my name and the technical report entitled "NI 43-101 Technical Report on the Cap Property, BC, Canada" with an effective date of July 31, 2026 (the "Technical Report") and to the inclusion or incorporation by reference in the Prospectus Supplement of written disclosure from the Technical Report and extracts from or a summary of the Technical Report.

/s/ "Jeremy Hanson, P. Geo"
Jeremy Hanson, P. Geo